Exhibit 99.1
THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION TO BUY, SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY ORDINARY SHARES OF MIDATECH PHARMA PLC IN ANY JURISDICTION IN WHICH ANY SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

October 11, 2016

Midatech Pharma PLC
(“Midatech”, the “Company” or the “Group”)

Proposed Placing and Open Offer
and
Notice of General Meeting

Proposed placing to raise a minimum of £12.0 million and open offer to raise up to £2.0 million to invest in the Company's development pipeline and provide additional working capital

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces a proposed placing of new Ordinary Shares (“Placing Shares”) with existing and new investors to raise gross proceeds of not less than £12.0 million for the Company (the “Placing”).

The net proceeds of the Placing receivable by the Company will be used to invest in expanding and advancing its development pipeline, including for Q-Octreotide (MTD201) and its MTX110/MTX111 treatment for DIPG, in addition to investing in its manufacturing and commercial platform and providing additional working capital to the Group.

The Placing will be conducted by way of an accelerated bookbuilding process (the “Bookbuild”) which will be launched immediately following this announcement in accordance with the Terms and Conditions set out in Appendix II. The Placing Shares are not being made available to the public. It is envisaged that the Bookbuild will be closed no later than 4.30 p.m. London time today, 11 October 2016. Details of the number of Placing Shares, the price per Placing Share (the “Issue Price”) and the approximate gross proceeds of the Placing will be announced as soon as practicable after the closing of the Bookbuild.

Panmure Gordon (UK) Limited (“Panmure Gordon”) is acting as Financial Adviser, Nominated Adviser and Bookrunner in relation to the Placing.

In addition, in order to provide Eligible Shareholders who have not taken part in the Placing with an opportunity to participate at the Issue Price, the Company is making an open offer to all Eligible Shareholders to give them the opportunity to subscribe for new Ordinary Shares (“Open Offer Shares”) at the Issue Price to raise gross proceeds of up to c. £2.0 million for the Company (the “Open Offer”). The Open Offer is not underwritten. The net proceeds of the Open Offer receivable by the Company will be utilised as further working capital for the Group.

The terms and conditions of the Open Offer will be set out in the Circular to Shareholders, which will also include a notice convening a General Meeting. It is expected that the Circular will be dispatched on or around 12 October 2016, and will also be available at this time on the Company's website at www.midatechpharma.com.

The Placing and Open Offer are conditional, inter alia, on the approval of the relevant Resolutions by Shareholders at the General Meeting to be held at 10.00 a.m. on 28 October 2016 at the offices of Panmure Gordon, One New Change, London EC4M 9AF and on the Admission of the Placing Shares and Open Offer Shares (respectively) to trading on AIM.

Certain Directors of the Company are also intending to subscribe for Placing Shares in the Placing.

Commenting on the Placing and Open Offer, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “Midatech is rapidly evolving as a specialty pharma company, and as revenues from our US commercial operations continue to grow, the funds raised in the proposed Placing and Open Offer will provide the Company with additional financial resources to accelerate the development of our diverse, oncology-focused pipeline and to support the working capital requirements of the Group to underpin further growth. We welcome the support from existing and new shareholders and look forward to the announcement of several potential commercial and development milestones in the remainder of this year and through 2017.”

Further details of the Placing and Open Offer are set out in Appendix I to this announcement. The capitalised terms used in this announcement have the meaning set out in the Appendix III to this announcement.

The Market Abuse Regulation ("MAR") became effective from 3 July 2016. Market Soundings, as defined in MAR, were taken in respect of the proposed Placing with the result that certain persons became aware of inside information, as permitted by MAR. That inside information is set out in this announcement and has been disclosed as soon as possible in accordance with paragraph 7 of article 17 of MAR. Therefore, those persons that received inside information in a Market Sounding are no longer in possession of inside information relating to the Company and its securities.

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser and lead Bookrunner)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to warn you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

APPENDIX I

PROPOSED PLACING, OPEN OFFER AND NOTICE OF GENERAL MEETING

Introduction

The Company has proposed to raise proceeds of not less than £12.0 million before fees and expenses by way of a Placing of Placing Shares with existing and new institutional investors at the Issue Price. Furthermore, the Company has decided to offer all Eligible Shareholders the opportunity to participate in a further issue of new equity in the Company by way of the Open Offer of new Ordinary Shares to Eligible Shareholders at the Issue Price. Shareholders subscribing for their full entitlement under the Open Offer may also request additional Open Offer Shares through the Excess Application Facility. Assuming a full take-up by Eligible Shareholders under the Open Offer, the issue of the Open Offer Shares will raise further gross proceeds of up to c. £2.0 million for the Company.

The Placing and the Open Offer are each conditional, among other things, upon the passing of the relevant Resolution by the Shareholders at the General Meeting for the purposes of authorising the Directors to allot the Placing Shares and/or the Open Offer Shares (as the case may be) and to dis-apply statutory pre-emption rights in relation thereto. The formal Notice of Meeting is set out in the Circular.

Background to the Placing and Open Offer

Overview

Midatech is an international specialty pharmaceutical company focussed on the development and commercialisation of multiple, high-value, targeted therapies for diseases with major unmet medical need. Midatech’s strategy is to invest in products and technology, develop its pre-clinical and clinical product pipeline (for both in-house in rare cancers and with others for other indications) and accelerate the growth of its business through strategic acquisitions of complementary products and technology.

Midatech is commercialising oncology treatment and supportive care products through its US commercial organisation, Midatech Pharma US, Inc. (“MTPUS”). In Europe, Midatech is advancing a pipeline of novel clinical and pre-clinical product candidates based on its two proprietary drug delivery platforms, its gold nanoparticle (“GNP”) platform technology and its sustained release (“SR”) delivery platform technology, through its fully integrated research and development capabilities, with a clear focus on its primary therapeutic area of rare cancers.

The Group’s two platform technologies are designed to enable targeted delivery and sustained release of existing therapeutic drugs to the “right place” at the “right time”. Midatech’s core technology platform is based on a patented form of GNPs, which are developed with the aim of repurposing and improving key parameters of existing and new drugs. This may optimise their distribution, and enable targeting of individual cell types with specific targeting agents to safely deliver a therapeutic payload into the cell. Midatech believes that GNP technology represents the latest generation of nanomedicine and is a fast growing sector within the nanomedicine market with demonstrated safety profile in the clinic to date.

Midatech’s secondary platform of patented SR technology involves the consistent and precise encapsulation of active drug compounds within polymer microspheres. The microspheres are designed to release the active drug compound into the body in a highly controlled manner over a prolonged period of time. Midatech believes that sustained release technology can provide the required capacity to sustain the optimal range of drug concentrations, which has wide medical applicability with diverse pharmaceutically active molecules.

The Group has developed a strong intellectual property base and has a wide IP portfolio of 150 granted patents, 92 applications in process and 34 patent families covering a range of diverse technologies. Midatech operates an in-house current Good Manufacturing Practice (“cGMP”, a US Food and Drug Administration (“FDA”) quality control regulation) nanoparticle manufacturing facility in Bilbao, Spain, which aids in the rapid execution of projects and the retention of control over manufacturing quality, reducing any possible reliance on external manufacturing partners. The site currently has sufficient capacity for manufacturing materials for volumes required in clinical trials, and is undergoing investment to scale-up its production capability for the Company’s lead development product, Q-Octreotide, and the products coming from the Group’s collaboration with Ophthotech.

Marketed products

On 4 December 2015, Midatech completed the acquisition of DARA BioSciences, Inc., now MTPUS, a specialty pharmaceutical company primarily focussed on the commercialisation of oncology supportive care products. The strategic acquisition of MTPUS provided the Group with a commercial arm in the US. This comprises a field sales organisation, including 25 representatives, in the prescribing oncology markets and a revenue generating portfolio of three marketed and two co-promoted products in Midatech’s targeted therapeutic area of oncology.

On 24 December 2015, shortly following the acquisition of MTPUS, Midatech acquired certain assets related to Zuplenz® (ondansetron) Oral Soluble Film from Galena Biopharma, Inc. (“Galena”), adding an attractive and complementary approved product to its commercial platform. The total potential consideration payable to Galena includes a $3.75 million upfront payment that was paid upon closing, which the Board considered to be an appealing price for a product that could accelerate the Group’s revenue growth by leveraging the existing commercial infrastructure. In addition, there are potential future sales milestone payments to Galena of up to an aggregate of $26 million, consisting of four one-time payments based on quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified target sales.

The Directors acted quickly to execute these transactions, which provide an established, specialised oncology-focussed sales channel for the Company’s oncology products currently under development. Following the transactions, the Group has, in total, four marketed and two co-promoted products in oncology supportive care which the Directors expect to deliver multiple revenue growth in the current financial year, as follows:

Zuplenz®

An FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic post-operative, chemotherapy and radiation-induced nausea and vomiting, and for use in paediatric patients for moderately emetogenic chemotherapy induced nausea and vomiting. Currently, 20 million prescriptions are given per annum (p.a.) for this condition, which the Directors estimate as a $10 billion p.a. market. Zuplenz® was fully launched by the Group in April 2016, and is under coverage by 11 of 13 major commercial insurers. The product is competitively priced and the Group offers patients a zero co-pay programme. Zuplenz® was launched in April 2016, with encouraging early uptake helping drive increasing revenues. MonoSol RX, LLC will exclusively manufacture Zuplenz® for marketing by MTPUS in the US through its expanded commercial organisation.

Gelclair®

An FDA-cleared oral rinse gel indicated for the management and relief of pain arising from oral lesions of various etiologies. This includes oral mucositis/stomatitis (caused by chemotherapy or radiation therapy) irritation due to oral surgery, traumatic ulcers caused by braces or ill-fitting dentures, disease and diffuse aphthous ulcers. Gelclair® was launched in 2013 by MTPUS, with gross sales of $2.1 million and $4.5 million in financial years 2014 and 2015 respectively, and is under coverage by 11 of 13 major commercial insurers. Gelclair® continues to consolidate its brand and market leadership in the US for oral mucositis. MTPUS has exclusive US licensed rights to Gelclair® from the Helsinn Group in Switzerland.

Oravig®

Oravig® (miconazole) is an FDA-approved prescription drug. Oravig® is the first and only orally-dissolving buccal tablet approved for oral thrush (oropharyngeal candidiasis) in adults, which is associated with radiotherapy, chemotherapy and HIV patients. Over 4 million prescriptions are written annually for localised treatment of oral thrush, which the Directors estimate as a £300 million p.a. market. Oravig® is under coverage by 11 of 13 major commercial insurers, and the Group offers patients a zero co-pay programme. MTPUS has exclusive US licensed rights to Oravig® from Onxeo S.A. in France.

Soltamox®

An FDA-approved oral solution, Soltamox® is the only liquid form of tamoxifen available for sale in the US. Soltamox® is used primarily for the chronic treatment of breast cancer or for the prevention of cancer in certain susceptible breast cancer groups. MTPUS has exclusive US licensed rights to Soltamox® from UK-based Rosemont Pharmaceuticals.

Aquoral®

An artificial saliva spray that is intended to provide relief from chemotherapy/radiation therapy-induced dry mouth. This product is co-promoted with Mission Pharmacal Company of San Antonio, Texas, USA.

Ferralet® 90

A prescription iron supplement indicated for the treatment of all anaemias that are responsive to oral iron therapy. This product is also co-promoted with Mission Pharmacal.

MTPUS and Zuplenz are now fully integrated with the Group, completed quickly and according to plan, with sales performance to date in-line with management expectations. The market share for the Group’s products currently remains modest, therefore the Directors believe there is significant opportunity for expansion.

Research and development

Midatech is advancing a high value pipeline of multiple product candidates in discovery, pre-clinical and clinical development for diseases for which there are currently limited or no treatment options available. The Group’s pipeline consists of both internally developed products and products which are partnered or in collaboration.

The Group’s drug delivery platform technologies have enabled the Group to focus on the use of GNP conjugates and SR formulations for improved delivery of existing medications, which the Directors consider will drive a strong, lower risk development pipeline. The Group’s proprietary GNP nanotechnology, leveraging key attributes of multivalency and ultra-small size, is being developed to produce cancer therapies which may optimise and repurpose existing and/or new therapeutics to allow the use of highly toxic drugs to specifically target cell surface receptors unique to tumours. The Directors believe this will both enhance efficacy and reduce off-target dose limiting toxicity and side effects that otherwise damage healthy tissue.

Each of the Group’s GNP cancer therapies in research and development is for significant medical disorders with few or no existing clinical therapeutic options. As such, the Directors believe that the Group’s GNP therapies, the most advanced of which are for brain and liver cancers, have the potential to be transformative for patients and their families while potentially generating significant revenue for the Group for each respective product.

The Group’s proprietary SR microsphere technology is a high precision encapsulation platform enabling tuneable sustained drug release for chronic diseases treatments. Emulsion-free and monodispersed synthesis of the microspheres with active loaded product provides precise control over particle size, morphology, and release kinetics. The Directors believe these attributes provide superior drug loading and release control which are essential for the development of safe and effective therapies, and which may hold significant clinical promise for patients and commercial potential for the Group.

The current products in internal development by the Group include:

Q-Octreotide (MTD201)

Octreotide is an existing controlled-release injectable product used to treat the incapacitating symptoms of metastatic carcinoid tumours. It suppresses or inhibits the debilitating diarrhoea and flushing episodes associated with the disease. Also, beyond oncology it is used to normalise the overproduction of growth hormone in people suffering from acromegaly who have had inadequate response to other therapies. The Group is currently developing a sustained release version of this product, called Q-Octreotide, to compete with the market leader Sandostatin LAR Depot (marketed by Novartis) compared to which the Directors believe Q-Octreotide may have several potential competitive advantages in respect of patient experience, clinical use and economics. Clinical data generated by the Group exhibits favourable release profile data compared to Sandostatin LAR Depot. Midatech plans to begin human bio-equivalence or therapeutic equivalence studies by late 2016 or early 2017, with a potential US launch in 2018 or 2019 (depending on clinical trial outcomes). The market each year for chronic treatment of metastatic carcinoid syndrome and acromegaly is estimated by the Directors to amount to approximately $2 billion p.a. The Company announced its first regional supply agreement in December 2015 for Q-Octreotide with Centurion Pharma, a Turkish company focussed on the development and commercialisation of specialty products for the Turkish market.

Diffuse Intrinsic Pontine Glioma (DIPG) (MTX110/MTX111)

DIPG is an ultra-rare brain tumour disease suffered by children, with up to 300 recorded cases per year in the US and up to 1,000 globally, an orphan indication. There is an expected survival of only 6-8 months from diagnosis, and it is universally fatal. The Group has used its expertise in drug development and nanotechnology to rapidly develop the MTX110 programme in approximately six months, with the first patient dosed February 2016. MTX110 repurposes and solubilises a known histone deacetylase inhibitor (HDACi) chemotherapeutic (the license holder of which the Group is in discussions to secure development rights) to enable local delivery directly to the tumour through an advanced convection enhanced delivery (CED) system (in cooperation with the manufacturer of the CED system). To date, three patients have been dosed with MTX110: two in the UK and one in the US. This treatment is made available on a named patient or compassionate-use basis through leading neuro-surgery and paediatric neuro-oncology centres. The Group is taking steps to prepare for possible expansion of the compassionate use programmes, as well as potential formal clinical development, with a high level of support shown by regulatory agencies. In addition to, and based on the Groups experience and success with MTX110, research on next generation DIPG therapies, MTX111 using the GNP platform, is also underway.

GNP Immunotherapy (MTX102)

Midatech’s primary platform GNPs can be chemically linked to molecules of self-peptide or small antigen, so called antigen specific immunotherapy (ASI), that are important in auto immune diseases such as diabetes. The MTX102 vaccine, when administered subcutaneously, has been shown to preferentially target specific immune cells and distribute rapidly to lymphoid tissues around the body resulting in a tolerogenic (rather than immunogenic) response that may dampen unwanted immune response to normal healthy insulin producing beta cells of the pancreas, thus preserving their function. This programme entered its first in-human Phase I study for Type 1 diabetes in September 2016, with the trial results expected in 2017. The trial, conducted at two centres (Cardiff, UK and Linköping, Sweden, is the culmination of a four year European Commission supported consortium programme, EE-ASI, to research beta cell preservation delivering ASI via GNP technology. The nano-vaccine approach also has potential applicability into oncology, where further research has commenced.

OpsiSporin (MTD202)

Midatech is applying its SR microsphere technology to develop OpsiSporin, a sustained-release formulation of cyclosporin treatment for non-infective uveitis, an inflammatory disease which severely affects structures of the eye resulting in visual disturbances and blindness. Current treatment options are limited and toxic, and the Directors believe that OpsiSporin may provide a unique long acting intravitreal immunosuppressant treatment alternative. This programme is currently in preclinical development, and is anticipated to reach clinical stage in Q4 2017 or Q1 2018.

Glioblastoma (GBM) (MTR103)

Midatech has a programme underway, in collaboration with the Dana Farber Cancer Institute (an affiliate of Harvard Medical School) and other collaborators, to develop GNP conjugates which are targeted to bind to tumour specific receptors on brain cancer GBM cells, with key chemotherapeutic agents released intracellularly. The Directors estimate that each year there are approximately 240,000 cases of brain and nervous system tumours globally, GBM being the most common and most lethal of these with typical survival of one-to-two years despite maximum treatment of surgery, radiotherapy and chemotherapy. Treatment options are poor due to several factors including tumour cell resistance to therapy, toxicity of current therapies and many drugs being unable to cross the blood-brain barrier. Midatech is focussed on attempting to address these limitations of current therapies. Recognition sequences and therapeutics have been identified, and candidate development is on-going with several constructs, from which selection is planned for the fourth quarter of 2016, following which an IND-enabling programme is to start in late 2016 or early 2017. Assuming that this is successful, this will then allow a Phase I study to commence in approximately late 2017 or early 2018 following IND approval. The Group intends to seek orphan designation for the product.

Hepatocellular Carcinoma (HCC) (MTR104)

Liver cancer is the sixth most frequent cancer globally and the second leading cause of cancer death. HCC is formed by hepatocytes that become malignant. Surgical resection is the major treatment option for HCC, but only 10-20% of HCC can be removed completely using surgery. Midatech research is focussed on researching therapies that may help those patients with unresectable or metastatic carcinoma where treatment options are dismal and the typical survival is six months. Several GNP nano-conjugates are being developed that are loaded with combined targeted and cytotoxic moieties. Candidate selection is planned for the fourth quarter of 2016, following which a formal IND-enabling programme is to commence early 2017. If successful, Phase I study would commence in approximately late 2017 or early 2018 following IND approval. As with GBM, this is an orphan indication for which the Group intends to seek orphan designation for the product.

Squamous Cell Carcinoma (MTR105)

The Group has additional GNP cancer therapies in discovery phases for squamous cell carcinoma which is currently in feasibility testing in laboratory-based studies to evaluate skin permeation of GNPs. The Company now intends to complete the feasibility testing to study the optimal GNP-drug construct, before potentially advancing to animal models. Product candidate testing and selection for human evaluation could occur thereafter during 2017.

Immuno-oncology (MTR116/MTR117)

Based on the potential in the field of immunotherapy for autoimmune disease, additional applications are being pursued in the burgeoning field of immunotherapy for oncology. Following detailed analysis of the main immuno-oncology approaches of most relevance for Midatech’s GNP delivery and targeting technology, immediate opportunities identified for exploration and feasibility studies have been selected, including:

•	developing a gold nanoparticle to target tumour-associated macrophages, primarily for repolarisation to M1, and

•	developing a next-generation therapeutic cancer vaccine using GNP technology for delivery of cancer antigens to dendritic cells.

Collaborations

The Group’s platform technologies have continued to deliver interest in new product partnerships and collaborations. Midatech has various current and historic collaborations with a number of specialty and major pharmaceutical companies and universities to develop the Group’s platform technologies into a broad number of products in order to achieve a range of potential revenue opportunities within priority therapeutic areas. This includes products currently in development with Ophthotech Corporation (Nasdaq: OPHT), an ocular specialty biopharmaceutical company. The objective of this collaboration is to explore the feasibility of using Midatech’s sustained release formulations with certain Ophthotech products.

Strategy

Midatech’s business and commercialisation strategy is based on maturing its technology platforms with a clear focus on rare cancers (and with partners in other indications), along with strategic late stage product-focussed acquisitions. The Directors expect this strategy to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source compound, including safety, tolerability, efficacy and compliance profiles.

Midatech’s commercialisation strategy intends to build a sustainably profitable and commercially focussed enterprise with revenues generated as follows:

•	Research and Development Collaboration. In the near term, revenues are anticipated to be driven by collaborations such as those that currently exist and with new potential customers using Midatech’s technologies to address their pharmaceutical challenges.

•	Commercial Operations. The Directors expect that the main growth driver in the period from 2016 to 2018 will be the MTPUS business, with sales coming from its existing commercial product portfolio.

•	Partner Licensing and Royalty Deals. In the period from 2016 to 2018, revenue growth is anticipated to be supported by licensing transactions from existing partnerships, as well as new potential partnerships, with possible product royalties realised from 2018 to 2019.

•	In-House Products Commercialisation. In the third stage of Midatech’s evolution, expected to be from 2018 to 2019, Midatech’s own products are anticipated to reach market in the specialised orphan sector, with Midatech’s commercial sales organisation to be deployed initially in the US and then potentially in Europe, to drive sales and revenue growth from Midatech’s own product launches.

•	Acquisitional. In support of and in addition to the above, Midatech may from time to time seek value accretive and synergistic target companies, such as DARA BioSciences, and portfolios, such as Zuplenz®, that would accelerate its own product recurring revenues and profitability via products in market.

Midatech also aims to expand its vertical integration by leveraging its integrated manufacturing capabilities.

Reasons for the Placing and Open Offer and use of proceeds

The Group has the opportunity to execute on its strategy by investing in, expanding and advancing its development pipeline in addition to investing in its manufacturing and commercial platform.

The Group is currently advancing a number of its clinical programmes, with recent progress in the Group’s Q-Octreotide and OpsiSporin programmes adding further credibility and validation to Midatech’s clinical platform. Additionally, the Group has also identified new candidates, namely MTX110 and/or MTX111 for DIPG, which now require investment to advance these programmes into the clinic. The Directors believe these products expand the diversity of the pipeline opportunities for value creation and, if approved, could further effectively leverage its US commercial platform to potentially generate additional growing and significant revenues.

The Group also wishes to invest in expanding its vertical integration by scaling-up its internal manufacturing capabilities for its sustained release products. This investment will enable the Group to manufacture most of its own products to commercial scale in-house in the future. This work is on-going and is expected to be completed in late 2016. The Group also intends to invest in expanding its product sales and marketing team in order to accelerate organic revenue growth from its existing US marketed products. Lastly, the Company requires further working capital to support the Company’s growth strategy and its commercial operations.

In conclusion, the Company intends to apply the net proceeds of the Placing as follows, which it believes will allow the Company to meets its strategic goals and maximise shareholder value:

•	investment in the Group’s research and development pipeline, including for Q-Octreotide (MTD201) and its MTX110/MTX111 treatments for DIPG;

•	investment in manufacturing scale-up in its Bilbao facility ahead of production for its Q-Octreotide product and to enable the production of collaboration products;

•	scale-up product sales and marketing; and

•	provide additional working capital for the Group’s commercial operations and continued growth.

The Company intends to utilise the net proceeds of the Open Offer as further working capital for the Group in addition to that provided by the net proceeds of the Placing.

The Board is also evaluating other near-term funding options in addition to the Placing and Open Offer, including debt finance, with the Group currently in advanced negotiation with a provider, which the Directors reasonably believe will be agreed by the end of 2016.

Shareholders are reminded that the Placing and Open Offer are conditional, amongst other things, on the passing of the relevant Resolutions to be proposed at the General Meeting. Should the relevant Resolutions not be passed and the proceeds of the Placing and/or the Open Offer not be received by the Company, and should additional funding including, but not limited to, debt finance not be secured in the short term, the Company would be required to pursue alternative immediate funding solutions which may be on less favourable terms to or more onerous on the Company.

Current trading and outlook

Midatech announced its 2016 interim results for the six months to 30 June 2016 on 2 September 2016. Please refer to the Group’s announcement as notified through the Regulatory Information Service and made available on Midatech’s website at: www.midatechpharma.com.

Financial highlights for the period included:

•	total revenue grew from £0.32 million in H1 2015 to £3.80 million, an increase of 1,088 per cent.;

•	research and development costs of £2.05 million, a 13 per cent. increase from £1.82 million in H1 2015;

•	administrative expenses increased from £3.77 million in H1 2015 to £6.82 million (up 81 per cent.), primarily due to the Company’s enlarged commercial infrastructure from the acquisition of MTPUS;

•	loss from operations before amortisation of intangible assets and exceptional items of £7.49 million, an increase from £4.59 million in H1 2015;

•	loss per share increased by 39 per cent. to 25p (H1 2015: 18p);

•	net cash outflow used in operations (after changes in working capital) was £8.25 million, an increase of 55 per cent. from £5.31 million in H1 2015; and

•	cash balance at 30 June 2016 was £7.23 million (H2 2016: £16.18 million).

The Directors believe that the commercial business is well placed to build on the good performance in the first half of 2016 with continued revenue growth in the second half of 2016. Furthermore, a number of the Group’s R&D programmes have reached exciting stages of development and the Directors anticipate positive progress over the remainder of 2016 and the first quarter of 2017. The Group continues to carefully invest in its platform technologies and candidate pipeline.

The Directors continue to look at opportunities to build value for Shareholders going forward despite the difficult market conditions.

The Placing Agreement

On 10 October 2016, the Company and Panmure Gordon entered into the Placing Agreement, pursuant to which the Company appointed Panmure Gordon as the Company’s agent to use its reasonable endeavours to procure subscribers for the Placing Shares at the Issue Price. The Placing is not being underwritten by Panmure Gordon. The Company has agreed to pay Panmure Gordon certain commissions and fees in connection with its appointment.

The Placing is conditional, amongst other things, on:

•	the passing of Resolution 1 to be proposed at the General Meeting; and

•	Admission of the Placing Shares occurring on or before 8.00 a.m. on 31 October 2016 (or such later time and/or date as Panmure Gordon and the Company may agree, being not later than 8.00 a.m. on 7 November 2016).

The Placing Agreement contains certain customary warranties given by the Company concerning the accuracy of information given in the Circular and this announcement as well as other matters relating to the Group and its business. The Placing Agreement is terminable by Panmure Gordon in certain circumstances prior to Admission, including for force majeure or in the event of a material adverse change to the business of the Company or the Group. The Company has also agreed to indemnify Panmure Gordon against all losses, costs, charges and expenses which it may suffer or incur as a result of, occasioned by or attributable to the carrying out of its duties under the Placing Agreement in respect of the Placing Shares.

The Placing Shares will be allotted and credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on or after the date on which they are issued.

The Open Offer

The Board recognises and is grateful for the continued support received from Shareholders and has therefore decided to provide an opportunity for all existing Eligible Shareholders to participate in a further issue of new Ordinary Shares also at the Issue Price by way of the Open Offer.

The Directors have considered the best way to structure the Open Offer, having regard to, inter alia, the importance of pre-emption rights to all Shareholders, the extent to which there are Overseas Shareholders, the regulatory requirements applicable to companies listed on AIM, cost implications and market risks. After considering these factors, the Directors have concluded that the most suitable structure for the Open Offer, for both the Company and its Shareholders as a whole, is that the Open Offer be made only to Eligible Shareholders who are not resident or located in any Restricted Jurisdiction.

The Open Offer provides an opportunity for all Eligible Shareholders to acquire Open Offer Shares pro rata to their current holdings of Existing Ordinary Shares as at the Record Date with the option for subscribing for more shares pursuant to the Excess Application Facility. The Issue Price for the Open Offer is the same as the Issue Price in the Placing, and the gross proceeds of the Open Offer will raise up to £2.0 million for the Company. Once subscriptions by Eligible Shareholders under their respective Basic Entitlements have been satisfied, the Company shall, in its absolute discretion, determine whether to meet any excess applications in full or in part and no assurance can be given that applications by Eligible Shareholders under the Excess Application Facility will be met in full, in part or at all.

Further details on the Open Offer and the terms and conditions of the Open Offer will be set out in the Circular to be dispatched to Shareholders on or around 12 October 2016.

Admission and dealings

Application will be made to the London Stock Exchange for the Placing Shares and the Open Offer Shares to be admitted to trading on AIM. It is expected that, subject to the passing of the Resolutions at the General Meeting, Admission will occur and dealings will commence in such shares on 31 October 2016 at 8.00 a.m. (or such later date as Panmure Gordon and the Company may agree, being not later than 8.00 a.m. on 7 November 2016).

General Meeting

The Directors require the authority of Shareholders in order to allot the Placing Shares and the Open Offer Shares free of statutory pre-emption rights. Separate resolutions for each will be proposed so that the Placing and Open Offer are not conditional upon each other.

The Circular will contain a notice convening a general meeting to be held at the offices of Panmure Gordon on 28 October 2016 at 10.00 a.m. in order to consider and, if thought appropriate, pass the following resolutions to (1) grant authority to allot the Placing Shares free of pre-emption rights, and (2) grant authority to allot the Open Offer Shares free of pre-emption rights.

Action to be taken in respect of the General Meeting

Shareholders can vote in respect of their shareholdings by attending the General Meeting or by appointing one or more proxies to attend the meeting and vote on the Shareholder’s behalf.

Shareholders will find enclosed with the Circular a Form of Proxy for use at the General Meeting. Whether or not Shareholders propose to attend the General Meeting in person, it is important that Shareholders complete and sign the Form of Proxy in accordance with the instructions printed thereon and return it to the Company’s Registrars, Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen B63 3DA, as soon as possible, to arrive by 10.00 a.m. on 26 October 2016 at the latest. Completing and returning the Form of Proxy will not preclude Shareholders from attending the General Meeting and voting in person should Shareholders wish to do so.

Expected timetable of principal events

Record Date for entitlement under the Open Offer	6.00 p.m. on 10 October 2016
Posting of the Circular, Form of Proxy and Application Form (where applicable)	12 October 2016
Basic Entitlements and Excess Entitlements credited to stock accounts in CREST for Eligible Shareholders	13 October 2016
Latest recommended time and date for requested withdrawal of Basic Entitlements and Excess Entitlements from CREST	4.30 p.m. on 21 October 2016
Latest time and date for depositing Basic Entitlements and Excess Entitlements in CREST	3.00 p.m. on 24 October 2016
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 26 October 2016
Latest time and date for receipt of Application Forms and payment in full under the Open Offer and settlement of relevant CREST instructions	11.00 a.m. on 27 October 2016
General Meeting	10.00 a.m. on 28 October 2016
Results of General Meeting and the Open Offer announced	28 October 2016
Admission of Placing Shares and Open Offer Shares to trading on AIM and commencement of dealings	8.00 a.m. on 31 October 2016
CREST accounts to be credited for Placing Shares and Open Offer Shares to be held in uncertificated form	31 October 2016
Dispatch of definitive share certificates for Placing Shares and Open Offer Shares to be held in certificated form	by 14 November 2016

The above time and/or dates are subject to change and, in the event of such change, the revised times and/or dates will be notified to Shareholders by an announcement through a Regulatory Information Service.

APPENDIX II

TERMS & CONDITIONS OF THE PLACING

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS APPENDIX ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE ("QUALIFIED INVESTORS"); (B) IN THE UNITED KINGDOM, PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; AND (C) OTHER PERSONS TO WHOM IT CAN LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS REFERRED TO IN (A), (B) AND (C) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE PLACING SHARES HAVE NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD WITHIN THE US OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE PLACING SHARES MAY BE OFFERED AND SOLD ONLY (I) OUTSIDE OF THE UNITED STATES IN RELIANCE UPON REGULATION S UNDER THE SECURITIES ACT ("REGULATION S") IN OFFSHORE TRANSACTIONS OR (II) TO “ACCREDITED INVESTORS” AS DEFINED IN RULE 501(A) OF REGULATION D OF THE SECURITIES ACT, IN RELIANCE ON AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF A SUBSCRIPTION FOR THE PLACING SHARES.

This announcement does not constitute a prospectus, admission document or other offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of the Company or other evaluation of any securities of the Company or any other entity and should not be considered as a recommendation that any investor should subscribe for any such securities. By participating in the Placing, each Placee acknowledges and agrees with Panmure Gordon and the Company that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing.

This Announcement has been prepared and issued by the Company and is and will be the sole responsibility of the Company.  No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Panmure Gordon or its directors, officers, employees, affiliates, branches, advisers, consultants or agents or any other person as to or in relation to, the accuracy or completeness of the Announcement or any other written or oral information made available to or publicly available to any Placee, any person acting on such Placee's behalf or any of their respective advisers, and any liability therefor is expressly disclaimed.

Placees will be deemed to have read and understood this announcement in its entirety and to be participating, making an offer and acquiring and/or subscribing on the terms and conditions, and to be providing the representations, warranties, indemnities, acknowledgements and undertakings, contained in this Appendix. In particular, each such Placee represents, warrants and acknowledges that:

a)	it is a Relevant Person (as defined above) and undertakes that it will acquire, subscribe for, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

b)	it is acquiring or subscribing for the Placing Shares for its own account or for an account with respect to which it exercises sole investment discretion, it has the authority to make and does make the acknowledgements, representations and agreements contained in this announcement and that, it (and any such account) is outside the United States and is acquiring the Placing Shares in an "offshore transaction" in accordance with Regulation S under the Securities Act; and

c)	if it is a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, that any Placing Shares acquired by it in the Placing will not be subscribed for or acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the European Economic Area which has implemented the Prospectus Directive to Qualified Investors, or in circumstances in which the prior consent of Panmure Gordon has been given to each such proposed offer or resale.

The Placing Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the Securities Act (“Accredited Investors”) in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any Placing Shares sold to any Accredited Investors will be made subject to a separate subscription agreement between the Company and such Accredited Investor.

The Placing Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this Announcement. Any representation to the contrary is a criminal offence in the United States. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the announcement of which it forms part should seek appropriate advice before taking any action.

Details of the Placing

Panmure Gordon has agreed to act on the terms and subject to the conditions set out in the Placing Agreement as agent of the Company to use reasonable endeavours to procure persons to subscribe for the Placing Shares at the Issue Price. Panmure Gordon has entered into the Placing Agreement with the Company in respect of the Placing. The issue and sale of the Placing Shares is not underwritten by Panmure Gordon.

The Placing Agreement contains customary warranties and an indemnity given by the Company to Panmure Gordon. The Placing is conditional upon, amongst other things, the Resolutions being passed by the requisite majorities.

A circular explaining the background to and reasons for the Placing and containing the Notice of General Meeting will be sent to Shareholders. A copy of the Circular and the Notice of General Meeting will also be available from the Company's website at: www.midatechpharma.com

A Placee's acceptance of this offer shall be irrevocable and its obligations in respect thereof shall not be capable of rescission or termination by it in any circumstance except fraud.  All such obligations are entered into by a Placee with Panmure Gordon in its capacity as agent for the Company and are therefore directly enforceable by the Company.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares, including the right to receive all dividends and other distributions (if any) declared, made or paid on or in respect of the Ordinary Shares after the date of issue of the Placing Shares.

Application for admission to trading

Application will be made to the London Stock Exchange for Admission. Subject to, amongst other things, the Resolutions being passed by the requisite majorities at the General Meeting, it is expected that settlement of any such shares and Admission will become effective on or around 31 October 2016 and that dealings in the Placing Shares will commence at that time.

Participation in, and principal terms of, the Placing

1.	Panmure Gordon is acting as broker and agent of the Company in respect of the Placing Shares.

2.	Participation in the Placing will only be available to Relevant Persons and others who may lawfully be, and are, invited to participate by Panmure Gordon. Panmure Gordon and its affiliates are each entitled to participate in the Placing as principal.

3.	This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

4.	The Issue Price and the number of Placing Shares will be agreed between the Company and Panmure Gordon following completion of a Bookbuilding exercise by Panmure Gordon ("Bookbuild"). The Issue Price and number of Placing Shares will be announced on a Regulatory Information Service following completion of the Bookbuild.

5.	Each Placee's allocation will be confirmed to Placees orally by Panmure Gordon, and a trade confirmation or contract note will be dispatched as soon as possible thereafter. The oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) in favour of Panmure Gordon and the Company, under which it agrees to acquire the number of Placing Shares allocated to it at the Issue Price on the terms and conditions set out in this Appendix and in accordance with the Company's articles of association.

6.	Each Placee also has an immediate, separate, irrevocable and binding obligation, owed to Panmure Gordon (acting as agent of the Company), to pay in cleared funds immediately on the settlement date in accordance with the registration and settlement requirements set out below, an amount equal to the product of the Issue Price and the number of Placing Shares that such Placee has agreed to subscribe for in connection with the Placing, conditional upon, amongst other things, the passing of the Resolutions by the Company's shareholders and Admission becoming effective.

7.	Irrespective of the time at which a Placee's Placing Participation is confirmed, settlement for all Placing Shares to be subscribed for or acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Timetable and Settlement".

8.	Each Placee will be deemed to have read and understood this Announcement in its entirety, to be participating in the Placing upon the terms and conditions contained in this Announcement, and to be providing the representations, indemnities, warranties, agreements, acknowledgements and undertakings, in each case as contained in this Announcement.

9.	Completion of the Placing will be subject to the fulfilment of the conditions referred to below under the heading, "Conditions and further terms of the Placing" and to the Placing Agreement not being terminated on the basis referred to below. In the event that the Placing Agreement does not become unconditional in all respects or is terminated, the Placing will not proceed and all funds delivered by a Placee to Panmure Gordon in respect of a Placee's Placing Participation will be returned to the relevant Placee at their own risk without interest.

10.	By participating in the Placing, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

11.	To the fullest extent permissible by law, neither (i) Panmure Gordon, nor (ii) any of its directors, officers, employees or consultants, nor (iii) to the extent not contained in (i) or (ii), any person connected with Panmure Gordon as defined in the FCA Rules ((i), (ii) and (iii) being together "affiliates" and individually an "affiliate"), shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither Panmure Gordon nor any of its affiliates shall have any liability (including to the extent permissible by law, any fiduciary duties) in respect of Panmure Gordon's conduct of the Placing.

Conditions and further terms of the Placing

Panmure Gordon's obligations under the Placing Agreement in respect of the Placing Shares are conditional on, inter alia:

•	the Placing Agreement having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission; and

•	the passing (without any amendment, save as agreed by Panmure Gordon) of the Resolutions at the General Meeting; and

•	Admission becoming effective by not later than 8.00 a.m. on 31 October 2016 (or such later date and time as may be agreed by the Company and Panmure Gordon, being no later than the Long Stop Date).

If (i) any of the conditions contained in the Placing Agreement are not fulfilled or waived by Panmure Gordon by the respective time or date where specified (or such later time or date as the Company and Panmure Gordon may agree not being later than 8.30 a.m. on the Long Stop Date or (ii) the Placing Agreement is terminated as described below, the Placing will lapse and the Placee's rights and obligations thereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

Panmure Gordon may, at its absolute discretion and upon such terms as it thinks fit, waive, or extend the period (up to the Long Stop Date) for, compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement, save that the condition relating to the passing of the Resolutions and the condition relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

Neither Panmure Gordon nor the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of Panmure Gordon.

Right to terminate under the Placing Agreement

Panmure Gordon is entitled, at any time before Admission, to terminate the Placing Agreement by giving notice to the Company in certain circumstances, including, inter alia:

(a)	the Company, in any material respect, fails to comply with any of its obligations under the Placing Agreement;

(b)	any of the warranties given by the Company to Panmure Gordon was not at the date of the Placing Agreement true and accurate in any respect or, by reference to the facts subsisting at the relevant time, has ceased to be true and accurate in any respect; or

(c)	in the opinion of Panmure Gordon, there has occurred any adverse change in, or any development reasonably likely to involve an adverse change in, the condition (financial, operational, legal or otherwise), earnings, business, management, property, assets, rights, results, operations or prospects of the Company or the Group which in each case is material in the context of the Company or the Group taken as a whole, whether or not arising in the ordinary course of business; or

(d)	there happens, develops or comes into effect: (i) a general moratorium on commercial banking activities in London declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom; or (ii) the outbreak or escalation of hostilities or acts of terrorism involving the United Kingdom or the declaration by the United Kingdom of a national emergency or war; or (iii) any other occurrence of any kind which (by itself or together with any other such occurrence) in Panmure Gordon's reasonable opinion is likely to materially and adversely affect the market's position or prospects of the Group taken as a whole; or (iv) any other crisis of international or national effect or any change in any currency exchange rates or controls or in any financial, political, economic or market conditions or in market sentiment which, in any such case, in Panmure Gordon's reasonable opinion is likely to materially adversely affect the Placing.

Following Admission, the Placing Agreement is not capable of termination to the extent that it relates to the Placing of the Placing Shares.

The rights and obligations of the Placees shall terminate only in the circumstances described in these terms and conditions and in the Placing Agreement and will not be subject to termination by the Placee or any prospective Placee at any time or in any circumstances. By participating in the Placing, Placees agree that the exercise by Panmure Gordon of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of Panmure Gordon, and that it need not make any reference to Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise or decision not to exercise.  Placees will have no rights against Panmure Gordon, the Company or any of their respective directors or employees under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

No Admission Document or Prospectus

The Placing Shares are being offered to a limited number of specifically invited persons only and will not be offered in such a way as to require an admission document or prospectus in the United Kingdom or in any other jurisdiction. No offering document, admission document or prospectus has been or will be submitted to be approved by the FCA or submitted to the London Stock Exchange in relation to the Placing, and Placees' commitments will be made solely on the basis of the information contained in the Announcement (including this Appendix). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Company or Panmure Gordon or any other person and neither Panmure Gordon nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received and, if given or made, such information, representation, warranty or statement must not be relied upon as having been authorised by Panmure Gordon, the Company, or their respective officers, directors, employees or agents. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Neither the Company, nor Panmure Gordon are making any undertaking or warranty to any Placee regarding the legality of an investment in the Placing Shares by such Placee under any legal, investment or similar laws or regulations. Each Placee should not consider any information in this Announcement to be legal, tax or business advice. Each Placee should consult its own solicitor, tax adviser and financial adviser for independent legal, tax and financial advice regarding an investment in the Placing Shares. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation or fraud.

Timetable and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within CREST, subject to certain exceptions. The Company reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if, in Panmure Gordon’s opinion, delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee’s jurisdiction.

Following the close of the Bookbuild, each Placee allocated Placing Shares in the Placing will be sent a trade confirmation or contract note stating the number of Placing Shares allocated to it at the Issue Price, the aggregate amount owed by such Placee to Panmure Gordon and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the CREST or certificated settlement instructions that it has in place with Panmure Gordon.

In no circumstances will interest be payable to a Placee on sums paid on account of settlement. Interest will be charged for payments not received by Panmure Gordon for value at the time set out below at four per cent. per annum above the base lending rate of the Bank of England from time to time.

Each Placee agrees that it will do all things necessary to ensure that its CREST account enables delivery and acceptance of the Placing Shares to be made to it on 31 October 2016 against payment of the amount due and in accordance with the CREST system. Settlement should be through Panmure Gordon against CREST ID: 83801.

Failure by a Placee to do so will lead to a claim for interest in accordance with the paragraph above if settlement in CREST is consequently delayed.

Panmure Gordon will enter a delivery versus payment instruction into the CREST system for matching. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the shares to such Placee against payment of the Issue Price for the relevant Placing Shares to be made through the CREST system on Admission.

For the avoidance of doubt, Placing allocations will be booked with a trade date of 11 October 2016 and settlement date of 31 October 2016, the date of Admission.

In the event of late CREST settlement, Panmure Gordon reserves the right to deliver a Placee's Placing Shares outside CREST in certificated form, provided that payment has been made in terms satisfactory to Panmure Gordon and all other conditions relating to the Placing have been satisfied.

Notwithstanding the above, the right is reserved to deliver all of the Placing Shares to which a Placee is entitled in certificated form should Panmure Gordon consider this necessary or desirable.

Neither Panmure Gordon nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from the transfer of shares to a Placee or its agent(s).

Each Placee is deemed to agree that, if it does not comply with these obligations, Panmure Gordon on behalf of the Company may sell any or all of the Placing Shares allocated to that Placee on such Placee’s behalf and retain from the proceeds, for the Company’s account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee’s behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares are registered in a Placee’s name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Confirmations, Representations and Warranties

This Announcement and all other documents issued by Panmure Gordon in connection with the Placing are issued by Panmure Gordon in its capacity as agent of the Company. Panmure Gordon is acting solely for the Company in relation to the Placing and for no other person. A Placee is therefore not a client of Panmure Gordon in connection with the Placing and Panmure Gordon is not responsible to any Placee for providing the protections that are afforded to its clients, or for advising any Placee in relation to the transactions or arrangements described in this Announcement.  The contents or receipt of this Announcement do not constitute the giving of investment advice by Panmure Gordon, or the Company, to any Placee.

If any prospective Placee is not able to give the confirmations, representations, indemnities, warranties, undertakings and acknowledgements contained in this Announcement then it should not act on the information contained herein. This Announcement has not been nor is being issued by Panmure Gordon in its capacity as an authorised person nor has it been approved by an authorised person and it may not therefore be subject to the controls which would apply if it were made or approved as a financial promotion by an authorised person.

Placees are reminded that they are agreeing to accept their Placing Participation solely on the basis of information contained in this Announcement and other publicly available information.

The Placing Shares have not been, nor will be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the Securities Act in offshore transactions or (ii) to Accredited Investors, in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.  Any Placing Shares sold to any Accredited Investors will be made subject to a separate subscription agreement between the Company and such Accredited Investor.

The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada, no document in relation to the Placing has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance or with any regulatory authority in South Africa in relation to the Placing. Accordingly, the Placing Shares may not, directly or indirectly, be offered, sold, re-sold or delivered in or into Canada, Australia, Japan or South Africa or offered or sold to a resident of Canada, Australia, Japan or South Africa and this Announcement may not be distributed in or into Canada, Australia, Japan or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without  compliance with the prospectus or registration requirements of such laws.

By participating in the Placing and agreeing to be bound by these terms and conditions in this Announcement, each Placee (and any person acting on such Placee’s behalf) represents, warrants and undertakes to each of the Company and Panmure Gordon (on its behalf and as agent for the Company) that:

a)	it has read and understood this Announcement (including the Appendices) in its entirety and acknowledges that its participation in the Placing will be governed by the terms of this Appendix;

b)	it shall subscribe for in full the Placing Shares comprising its Placing Participation and shall pay in full for the same a monetary amount equal to its Placing Participation Amount when due;

c)	its obligations are irrevocable and legally binding and shall not be capable of rescission or termination by it in any circumstances;

d)	the exercise by Panmure Gordon of any right of termination or any right of waiver exercisable by Panmure Gordon contained in the Placing Agreement or the exercise of any discretion under these terms and conditions shall be within the absolute discretion of Panmure Gordon, and Panmure Gordon shall not have any liability to a Placee whatsoever in connection with any decision to exercise or not exercise any such rights and that a Placee has no rights against Panmure Gordon under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999;

e)	in accepting its Placing Participation a Placee has not relied on any representation relating to the Placing, the Placing Shares or the Company other than information contained in the Announcement and/or other publicly available information and/or its own investigations of the Company and in particular, but without prejudice to the generality of the foregoing, it acknowledges that it is not relying on any representations, warranties or statements by Panmure Gordon;

f)	the contents of the Announcement are exclusively the responsibility of the Company and neither Panmure Gordon nor any of its directors, employees, officers, agents or advisers have nor shall have any liability for any information, representation or statement contained or referred to in the Announcement or contained or referred to in any other information previously published by the Company and will not be liable for its decision to participate in the Placing based on any information, representation or statement in the Announcement or other publicly available information, such information being all it deems necessary to make an investment decision in respect of the Placing Shares;

g)	it has the relevant capacity and authority and has obtained all necessary consents and authorities to enable it to give its commitment to subscribe for the Placing Shares and to perform its subscription obligations;

h)	it has complied with all relevant laws of all territories, or obtained all requisite governmental or other consents and authorities which may be required in connection with its participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and that it has complied with all requisite formalities and that it has not taken any action or omitted to take any action which will or may result in Panmure Gordon or the Company or any of their directors, officers, agents, employees or advisers acting in breach of the legal and regulatory requirements of any territory in connection with the Placing or its Placing Participation;

i)	if it is a resident in a member state of the European Economic Area, it is a "Qualified Investor" within the meaning of the law in the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive;

j)	it is one of the following types of person: (i) an investment professional within the meaning of Article 19(5) of the Order; (ii) a person who falls within Article 49(2)(a) to (d) of the Order; or (iii) any other person to whom this Announcement may lawfully be communicated;

k)	it has not offered or sold and will not offer or sell any Placing Shares in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of FSMA;

l)	it has not offered or sold and will not offer or sell any Placing Shares to the public in any member state of the European Economic Area except in circumstances falling within Article 3(2) of the Prospectus Directive which do not result in a requirement for a publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

m)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

n)	it is aware of, has complied with and will comply with its obligations in connection with the Criminal Justice Act 2003, section 118 of FSMA, the Proceeds of Crime Act 2002, the ML Regulations, the Terrorism Act 2000 and the Terrorism Act 2006 to the extent applicable to it;

o)	it will not distribute this Announcement or any other document relating to the Placing and it will be acquiring the Placing Shares for its own account as principal or for a discretionary account or accounts (as to which it has the authority to make and do make the statements in these terms and conditions) for investment purposes only;

p)	Panmure Gordon does not owe any fiduciary duties to it in respect of any claim it may have relating to the Placing;

q)	it shall have no claim against Panmure Gordon or the Company and it hereby irrevocably waives all such claims howsoever arising;

r)	it agrees to indemnify and hold harmless each of the Company and Panmure Gordon and their respective affiliates from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach by it (or any person on whose behalf it is acting) of the representations, warranties, acknowledgements, agreements and undertakings in these terms and conditions and further agrees that the provisions of these terms and conditions shall survive after completion of the Placing;

s)	it has not received a prospectus, admission document or other offering document in connection with the Placing and acknowledge that no prospectus, admission document or other offering document has been prepared in connection with the Placing;

t)	if it is a pension fund or investment company, its subscription for or acquisition of any Placing Shares is in full compliance with applicable laws and regulations;

u)	the issue or transfer of Placing Shares to it (whether as principal, agent or nominee) will not be subject to stamp duty or stamp duty reserve tax at the increased rates referred to in sections 67 or 93 (Depositary Receipts) or sections 70 or 96 (Clearance Services) of the Finance Act 1986;

v)	it is outside the United States and acquiring the Placing Shares in an "offshore transaction" (within the meaning of Regulation S);

w)	it is aware that the Placing Shares have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the US or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable securities laws;

x)	it is not acquiring the Placing Shares with a view to any distribution or resale, directly or indirectly, in the United States;

y)	it has not, directly or indirectly, distributed, forwarded, transferred or otherwise transmitted this Announcement or any other materials concerning the Placing to any other persons within the United States, nor will it do any of the foregoing;

z)	it is not a person who is resident in, or a citizen of Australia, Canada, Japan, New Zealand or South Africa (or an agent or nominee of such a person) or a national or resident of any other territory in which it is unlawful to make an offer to subscribe for the Placing Shares;

aa)	the relevant clearances have not been and will not be obtained from the Securities Commission of any province or territory of Canada and that the Placing Shares have not been and will not be registered under the securities laws of Australia, Canada, Japan, New Zealand or South Africa and, therefore, the Placing Shares may not be, directly or indirectly, offered or sold in Australia, Canada, Japan, New Zealand or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without compliance with the prospectus or registration requirements of such laws;

bb)	neither it nor any affiliate, nor any person acting on its or any affiliate’s behalf, has or will offer, sell, take up, renounce, transfer or deliver directly or indirectly any Placing Shares within Australia, Canada, Japan, New Zealand or South Africa or offer, sell, take up, renounce, transfer or deliver in favour of or to a resident of Australia, Canada, Japan, New Zealand or South Africa except in circumstances where any such action is permitted in, into or from any province or territory of Canada under the applicable securities laws of such province or territory of Canada without compliance with the prospectus or registrations requirements of such laws and is carried out in accordance with any applicable resale requirements of such laws;

cc)	to the extent that it is purchasing Placing Shares on behalf of a third party:

(i)	it has carried out applicable procedures to verify the identity of such third party for the purposes of the ML Regulations;

(ii)	it has complied fully with its obligations pursuant to the ML Regulations;

(iii)	it will provide Panmure Gordon on demand with any information it might require for the purposes of verification under the ML Regulations; and

(iv)	it is not accepting its Placing Participation on a non-discretionary basis other than as agent for persons who are acquiring securities in the ordinary course of their business.

Money laundering

It is also a term of these terms and conditions that, to ensure compliance with the FCA Rules, the Proceeds of Crime Act 2002 and the ML Regulations (as applicable) Panmure Gordon may, in its absolute discretion, require verification of a Placee's identity to the extent that it has not already provided the same.  Pending the provision to Panmure Gordon of evidence of identity, definitive certificates in respect of the Placing Shares or the crediting of the relevant CREST accounts may be retained or delayed at Panmure Gordon's absolute discretion.

If within a reasonable time after a request for verification of identity, Panmure Gordon has not received evidence satisfactory to it, Panmure Gordon may, in its absolute discretion, terminate a Placee's Placing Participation (but without prejudice to Panmure Gordon's rights or the Company's rights to take proceedings to recover any loss suffered by either or both of them as a result of a failure to provide satisfactory evidence), in which event the monies payable on acceptance of the relevant Placing Shares will, if paid, be returned without interest to the account of the bank from which they were originally debited.  No Placing Shares will be placed with a Placee if before Admission its acceptance of any Placing Shares is rejected pursuant to the Regulations.  Panmure Gordon will not be liable to a Placee or any other person for any loss suffered or incurred as a result of the exercise of such discretion or as a result of any sale of shares comprised in a Placee's Placing Participation.

Law and jurisdiction

These terms and conditions and any non-contractual obligations connected with them are governed by English law.

All disputes arising under or in connection with these terms and conditions, or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

Placees irrevocably agree that the English courts are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

•	determine any claim, dispute or difference arising under or in connection with these terms and conditions or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, whether the alleged liability shall arise under English law or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts ("Proceedings"); or

•	grant interim remedies, or other provisional or protective relief.

Placees submit to the exclusive jurisdiction of such courts and accordingly any Proceedings may be brought against the Placees or any of them or any of their respective assets in such courts.

In considering this investment Placees should note that the Placing Shares are, or will be, traded on AIM, a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with larger or more established companies tends to be attached.  The rules of AIM are less demanding than those applicable to companies listed on the Official List of the UK Listing Authority.

The Company and Panmure Gordon draw Placees' attention expressly to the fact that the value of shares can fluctuate in value in money terms, and accordingly that a Placee may not realise, on disposal by it of Placing Shares which it acquires or subscribes for, the full amount of its investment.

All times and dates in this Announcement may be subject to amendment. Panmure Gordon shall notify the Placees and any person acting on behalf of the Placees of any changes.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

“Accredited Investor”	as such term is defined under Rule 501(a) of Regulation D under the US Securities Act
“Admission”	the admission of the Placing Shares and/or the Open Offer Shares (as the case may be) to trading on AIM becoming effective in accordance with Rule 6 of the AIM Rules
“AIM”	the market of that name operated by the London Stock Exchange plc
“AIM Rules”	the AIM Rules for Companies published by London Stock Exchange from time to time
“Announcement”	this announcement released by the Company relating to the Placing and Open Offer (including the Appendices to this announcement)
“Application Form”	the application form relating to the Open Offer and enclosed with the Circular for use by Eligible Non-CREST Shareholders
“Basic Entitlement(s)”	the entitlement to subscribe for Open Offer Shares, allocated to an Eligible Shareholder pursuant to the Open Offer as described in the Circular
“Board” or “Directors”	the directors of the Company, or any duly authorised committee thereof
“Bookbuild”	the accelerated bookbuilding process launched immediately following this Announcement to conduct the Placing
“Circular”	the circular of the Company giving (amongst other things) details of the Placing and incorporating the Notice of General Meeting, which is to be dispatched on or around 12 October 2016
“Company” or “Midatech”
Midatech Pharma plc, a company incorporated and registered in England and Wales with registered number 09216368 and whose registered office is at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire OX14 4RQ

“CREST”
the relevant system (as defined in the Regulations) which enables title to units of relevant securities (as defined in the Regulations) to be evidenced and transferred without a written instrument and in respect of which Euroclear is the Operator (as defined in the Regulations)

“Eligible Non-CREST Shareholder(s)”	Eligible Shareholders whose Existing Ordinary Shares are held in certificated form

“Eligible Shareholder(s)”	all holders of Ordinary Shares on the Record Date (whether or not such shares are held in uncertificated or certificated form) that are not Non-Eligible Shareholders
“Excess Application Facility”
the arrangement pursuant to which Eligible Shareholders may apply for an amount of Open Offer Shares in excess of their Basic Entitlement subject to the conditions of the Open Offer set out in the Circular

“Excess Entitlement(s)”
an amount of Open Offer Shares in excess of the Basic Entitlement, but not in excess of the total number of Open Offer Shares, allocated to an Eligible Shareholder pursuant to the Open Offer as described in the Circular

“Existing Ordinary Shares”	the 33,542,412 Ordinary Shares in issue at the date of this Announcement, all of which are admitted to trading on AIM
“FCA”	the Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of FSMA
"FCA Rules"	the rules and statements of principle and the applicable designated rules and codes made by the FCA, as amended from time to time
“Form of Proxy”	the form of proxy to be enclosed with the Circular for use by Shareholders in connection with the General Meeting
“FSMA”	the Financial Services and Markets Act of 2000 (as amended)
“General Meeting”	the general meeting of the Company to be held at the offices of Panmure Gordon on 28 October 2016 at 10.00 a.m., notice of which is set out at the end of the Circular
“Group”	the Company and its subsidiary undertakings
“Issue Price”	the price per Placing Share, as will be agreed between the Company and Panmure Gordon at close of the Bookbuild, and the price per Open Offer Share
“London Stock Exchange”	London Stock Exchange plc
“Long Stop Date”	7 November 2016
“ML Regulations”	the Money Laundering Regulations 2007
“Notice of General Meeting”	the notice convening the General Meeting set out at the end of the Circular
“Order”	Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended
“Open Offer”
the invitation to Eligible Shareholders to apply to subscribe for Open Offer Shares at the Issue Price on the terms and subject to the conditions set out in the Circular and (where relevant) on the Application Form

“Open Offer Shares”	the new Ordinary Shares to be issued pursuant to the Open Offer
“Ordinary Shares”	the ordinary shares of 0.005 pence each in the capital of the Company
“Overseas Shareholders”	all Shareholders resident outside of the United Kingdom including those in a Restricted Jurisdiction
“Panmure Gordon” or “Nominated Adviser”	Panmure Gordon (UK) Limited, the Company’s nominated adviser and lead bookrunner, which is authorised and regulated in the United Kingdom by the FCA
“Placee”
subscribers for Placing Shares pursuant to the Placing, provided, however, that the term shall not include any subscriber who is an Accredited Investor and to whom Ordinary Shares are sold to in a reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act

“Placing”	the proposed conditional placing of the Placing Shares at the Issue Price by Panmure Gordon as agent of the Company pursuant to the Placing Agreement
“Placing Agreement”	the conditional agreement dated 10 October 2016 between the Company and Panmure Gordon relating to the Placing

“Placing Participation”	a Placee's allocation of Placing Shares
“Placing Shares”	the new Ordinary Shares to be subscribed for by Placees pursuant to the Placing
“Placing Terms and Conditions”	the terms and conditions of the Placing, which are appended to this Announcement
“Prospectus Directive”	EU Directive 2003/71/EC, as amended
“Receiving Agent” and “Registrars”	means Neville Registrars Limited of Neville House, 18 Laurel Lane, Halesowen, West Midlands B63 3DA
“Record Date”	6.00 p.m. BST on 10 October 2016
“Regulations”	the UK Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended
“Regulatory Information Service”	any of the services set out in the list maintained by London Stock Exchange plc as set out in the AIM Rules
“Relevant Persons”
means a) persons in member states of the European Economic Area who are qualified investors within the meaning of article 2(1)(e) of the Prospectus Directive; and (b) in the United Kingdom, persons who (i) have professional experience in matters relating to investments and fall within article 19(5) of the Order; or (ii) are persons falling within article 49(2)(a) to (d) of the Order or (iii) who are otherwise lawfully permitted to receive it;

“Resolutions”	the shareholder resolutions to be proposed at the General Meeting which if approved would grant authority to the Directors to allot the Placing Shares on a non-pre-emptive basis
“Restricted Jurisdiction”
means Australia, Canada, Japan, New Zealand, the Republic of Ireland, the Republic of South Africa and the United States and any other jurisdiction where the extension or availability of the Open Offer would breach any applicable law or regulations

“Shareholders”	the holders of Ordinary Shares from time to time, each individually a “Shareholder”
“United States” or “US”
the United States of America, its territories and possessions, any state within the United States, including the District of Columbia, together with other areas that are subject to the jurisdiction of the United States

“USE”	an Unmatched Stock Event
“US Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereby